Morgan Stanley Prime Income Trust

Item 77E:   Legal Proceedings

On November 14, 2001, an alleged class action lawsuit was filed on behalf of certain investors in Morgan Stanley
Prime Income Trust alleging that, during the period from November 1, 1998 through April 26, 2001, the Trust, its investment advisor and a related entity, its administrator, certain of its officers, and certain of its Trustees violated certain provisions of the Securities Act of 1933 and common laws by allegedly misstating the Trusts net asset value in its prospectus, registration statement and financial reports. On November 8, 2002, the court denied the defendants motion to dismiss the complaint. Each of the defendants believes the lawsuit to be without merit and intends to vigorously contest the action.